May 23, 2008
Via Facsimile and courier
Mr. John Spitz
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
20549

Re:	The Bank of Nova Scotia Form 40-F (y/e October 31, 2007) Filed December 19, 2007 File No. 001-31316
Dear Mr. Spitz,
This letter is in response to your letter dated May 9, 2008 to Mr. Richard E. Waugh in connection with your review of the Form 40-F (the “Filing”) for The Bank of Nova Scotia (the “Bank”) for the period ended October 31, 2007.
For your convenience, we have reproduced your comments and included our comments below.
Form 40-F, filed December 19, 2007
Cover Page
1.	We note you are using two Commission File Nos., 002-09048 and 001-31316. Please advise as to which is the appropriate number.
File No. 001-31316 is the appropriate number. We will use this number for all future filings.
Exhibit 99.2 — Management’s Discussion and Analysis
Overview, page 28
2.	We note that you recognized a pre-tax gain of $202 million with respect to the global restructuring of Visa Inc. We also note in the press release filed as an exhibit to your Form 6-K filed October 4, 2007, that you planned to obtain an independent valuation to recognize the amount of gain on the shares received in the Visa Inc. restructuring. Please address the following:
•	Confirm whether you used an independent valuation report to determine the fair value of shares of Visa Inc. received in the absence of an active market for these shares, and if not,

how you determined their fair value. In the event you used valuation models, please provide us with a comprehensive response which includes key assumptions made and valuation models employed;
Five Canadian banks, including Scotiabank, collectively engaged an independent external valuation firm to assess the fair value of Visa shares received in the October 2, 2007 Visa Inc. restructuring. The valuation firm was instructed to use only publicly available information in their assessment consistent with information that a marketplace participant would use in determining the fair value of the shares. This information included Form S-4 documents for Visa Inc. as filed with the SEC and other publicly available information.
•	If you relied upon an independent valuation report, please tell us the range of per share values considered, the actual per share value assigned, and the justification for its selection from the range;
In their report, the valuation firm determined ranges of fair values for both the shares expected to be redeemed with proceeds from the Visa Inc. IPO as well as for the shares that would be retained by the former members of Visa Canada. The independent valuation report assumed that 51% of the shares held by the former members of Visa Canada would be redeemed in connection with the IPO. The remaining retained shares would be restricted from sale for a three-year period after the Visa Inc. IPO. The individual ranges were allocated a weighting to establish a combined final fair value range for the Visa shares. The table below summarizes the ranges of fair values as contained in the independent valuation report.

Redeemed Shares		Retained Shares

Low	High	Low	High
$50.50	$58.50	$53.50	$61.50
Weighting		Weighting
51%		49%

Combined Share Value
Low		High
$51.97		$59.97

Mid-point
$55.97
The actual share value used by the Bank in accounting for the Visa restructuring was an average of US$53.85 per share. This value approximates the middle of the low and mid-point range for the combined share values above. This value is also at the lower end of both of the ranges specified for the redeemed shares and the retained shares. Management’s rationale in selecting this per share value was largely based on the various uncertainties surrounding the Visa Inc. IPO, including uncertainties about relative weighting, timing of the IPO and pricing, as well as the general uncertainty and volatility in the equity markets.

•	Please tell us if you used different valuation methodologies for determining the fair value of shares received in the Visa Inc. restructuring, distinguishing between those mandatorily redeemable upon the IPO of Visa Inc. and those which are to be held;
As discussed in the response above, the Bank used similar values for both the shares that were expected to be mandatorily redeemed upon the IPO of Visa Inc. as well as for the shares expected to be retained by the Bank. This value per share incorporated the relative weighting of the shares expected to be redeemed and the shares expected to be retained. The $3 difference per share noted above, when comparing the redeemed shares versus the retained shares for low and high end values, would not result in a materially different amount of gain recorded by the Bank.
•	Tell us how you considered subsequent events related to the IPO of Visa Inc. (for instance, disclosure of the proposed offering range in Visa Inc.’s preliminary prospectus filed February 25, 2008) in determining whether or not to adjust the carrying value of these shares and recording any gains or losses in subsequent periods. If any gains or losses were recorded, please tell us the amount and the period in which these were recorded.
The Bank recognized a pre-tax gain of $202 million in its fourth quarter of fiscal 2007, in the period of the Visa reorganization. Visa’s preliminary prospectus on February 25, 2008 was issued in the Bank’s second quarter of fiscal 2008 and approximately one week prior to the Bank releasing its 2008 first quarter results for the period ended January 31, 2008. Based on the information contained in the preliminary prospectus, the Bank determined that the potential impact for first quarter subsequent event disclosure purposes was not significant.
In the Bank’s 2008 second quarter results for the period ending April 30, 2008, the Bank recorded a net pre-tax loss of $6 million comprised of the following:
(a)	A loss on redemption of the mandatorily redeemable Visa Inc. shares in the amount of approximately $25 million (pre-tax).

(b)	A gain of approximately $19 million (pre-tax) for the additional Visa Inc. shares received upon true-up of ownership percentages.
We note that the closing trading price of Visa Inc. shares at the end of the Bank’s second quarter reporting period of US$83.45 was well in excess of the value per share ascribed by the Bank in accounting for the restructuring transaction. We also note that the shares of Visa Inc. have consistently traded above this per share value.
Please note that the Bank’s 2008 second quarter results are scheduled to be released on May 27th, 2008, and therefore the above information is not yet public.
Off-balance Sheet Arrangements, page 42
3.	Please consider the need to add disclosure in future filings, to address the risk that may result from failure to price properly the exposure to off-balance sheet vehicles that might need to be funded on the balance sheet precisely when it may become difficult or expensive to raise funds externally. In addition, address the risk that may result if you can not syndicate your holdings of leveraged loans due to reduced investor appetite for those assets when you can not cancel related funding commitments. What possible affect could result on the balance sheets? Please provide us supplementally with your view on how this is currently addressed in your filings.
We note the following with respect to the specific disclosure requirements you have outlined:
•	On pages 42-43 of the Bank’s 2007 MD&A, as part of the Off-balance sheet arrangements section, the Bank discloses its involvement with off-balance sheet vehicles including the extent of liquidity facilities provided to commercial paper conduits. This disclosure also refers to Note 6 of the consolidated financial statements which provides further details of the Bank’s involvement with Variable Interest Entities, including details of maximum loss exposure. Furthermore, Note 22a (ii) of the consolidated financial statements provides additional information specific to liquidity facilities to asset-backed commercial paper conduits, segregated between non-Bank and Bank-sponsored conduits.

•	On page 64 of the 2007 MD&A, the Bank disclosed that when global funding markets were under pressure in the latter part of 2007, the Bank’s conduits were generally able to fund themselves through this period and the Bank did not have any significant funding concerns.

•	As at October 31, 2007, the Bank did not have any significant exposure to leveraged loans awaiting to be syndicated.
We note that, commencing with its second quarter ended April 30, 2008, the Bank will substantially implement the disclosure recommendations as promulgated in the Financial Stability Forum’s Report on Enhancing Market and Institutional Resilience issued in April 2008. As the Canadian banks will be among the first to report these new disclosures, the Bank expects that it will continue to refine these disclosures in light of emerging trends and practice. The Bank’s enhanced Q2 disclosure will contain, among other things, further information describing the quality of the assets held by the conduits for which the Bank is providing liquidity support.
4.	Please consider the need in future filings, to disclose the amounts of revenue, expenses, and cash flows resulting from off-balance sheet arrangements, the nature and amount of interests retained, and the nature and amount of any contingent liabilities or obligations arising from such arrangements. See Item 303(a)(4)(i)(C) of Regulation S-K. Please provide us supplementally with your view on how this is currently addressed in your filings.
We note the following with respect to the specific disclosure requirements you have outlined:
•	On page 43 of the Bank’s 2007 MD&A, as part of the section on Off-balance sheet arrangements and as they relate to Variable Interest Entities, the Bank has disclosed the fee income earned for its involvement with unconsolidated conduits where the Bank has a significant variable interest (i.e., $45 million in 2007 and $16 million in 2006).

•	On page 44 of the Bank’s 2007 MD&A, we have disclosed fees earned on all guarantees and loan commitments (i.e., $213 million in 2007 and $216 million in 2006).

•	On page 43 of the Bank’s 2007 MD&A, as part of the section on Off-balance Sheet arrangements section and as they relate to Securitizations, we have discussed the Bank’s securitization program, related securitization revenues and the related interests retained. This section also refers to Note 4(b) of the consolidated financial statements which provides details of cash proceeds arising from securitizations, the retained interests and gains on sale.

As part of our ongoing commitment to enhancing disclosure practices, we continually assess the level of disclosure provided to ensure it meets applicable requirements. Accordingly, we will consider the matters raised by you above.
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The Bank acknowledges that:
•	the Bank is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or require further information, please contact the undersigned, or Mr. Sean McGuckin, Senior Vice-President and Chief Accountant at 416-866-4862.
Yours truly,
Luc A. Vanneste
Executive Vice-President and Chief Financial Officer